UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended March 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ___ to ___
Commission File Number 0-19357

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
(Full title of the plan)
MONRO MUFFLER BRAKE, INC.
200 HOLLEDER PARKWAY
ROCHESTER, NY 14615
(Name of issuer of the securities held pursuant to the
plan and address of its principal executive office)

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Accountants	3

Financial Statements

Statements of Net Assets Available for Plan Benefits as of March 31, 2005 and 2004	4

Statement of Changes in Net Assets Available for Plan Benefits for the year ended March 31, 2005	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule of Assets (Held at End of Year) (Schedule H, Part IV(1)) — March 31, 2005	10

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	11

Exhibit Index	12

Exhibit 23.1 Consent of Independent Accountants	13
EX-23.1 Consent

INDEPENDENT AUDITORS’ REPORT
The Participants and Administrator of
Monro Muffler Brake, Inc. Profit Sharing Plan
We have audited the accompanying statement of net assets available for plan benefits of the Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2005 and 2004 and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2005 and 2004, and the changes of net assets available for plan benefits for the year ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits of the Plan’s net assets available for plan benefits as of March 31, 2005 and 2004 and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2005, were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information included in the schedule of assets (held at end of year) as of March 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended March 31, 2005, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Davie Kaplan Chapman & Braverman, P.C.
August 30, 2005

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	March 31,
	2005	2004
Assets

Cash and cash equivalents	$11,036	$6,202

Investments, at fair value	19,346,169	17,114,891

Receivables:

Employer’s contributions	139,009	122,120

Participants’ contributions	131,987	133,617

Loans receivable	845,739	667,775

Total receivables	1,116,735	923,512

Total assets	20,473,940	18,044,605

Liabilities

Accrued expenses	21,074	27,537

Net assets available for plan benefits	$20,452,866	$18,017,068

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended March 31,
2005
Additions to net assets attributed to:

Contributions:
Employer	$568,243
Participants	1,884,502
Rollover	627,911

Total contributions	3,080,656

Investment Income:
Net appreciation in fair value of investments:
Mutual funds	553,929
Common stocks	27,865

581,794
Dividend income	269,123
Interest income	37,284

Total investment income	888,201

Total additions	3,968,857

Deductions from net assets attributed to:

Benefits paid to participants	1,506,400
Administrative expenses	26,659

Total deductions	1,533,059

Increase in net assets available for benefits	2,435,798

Net assets available for plan benefits:

Beginning of year	18,017,068

End of year	$20,452,866

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN:
The following brief description of the Monro Muffler Brake, Inc. Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.
General
Monro Muffler Brake, Inc. (the employer and Plan sponsor) (the “Company”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.
On November 18, 1999, the Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the “Trustee”) and custodian were appointed by the Board of Directors. Plan assets are invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.
Participation
Full-time, permanent employees of Monro Muffler Brake, Inc. become participants of the Plan on the first of the month following the completion of 90 days of service. To participate, an employee must be 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may contribute from 1% to 30% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code.
Participants’ contributions are matched (“401(k) Matching Contributions”) by the Company in an amount determined by the Board of Directors of the Company. The Board has currently decided to match the amount of $.50 for every dollar contributed up to 4% of the participant’s pre-tax compensation. The Company does not make a matching contribution on employee contributions greater than 4%.
Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, based on the sole discretion of the Board of Directors. For the year ended March 31, 2005, the Company did not make a “Profit Sharing Contribution.”
Profit Sharing Contributions are allocated by the custodian based on the proportionate share of wages earned by each participant in relation to the total qualified wages for all participants in the Plan.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
Vesting
Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.
Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with no vesting in prior years.
Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce company contributions amounted to approximately $11,000 and $26,000 for the years ended March 31, 2005 and 2004, respectively. At March 31, 2005 and 2004, remaining forfeitures available to offset future contributions were approximately $11,000 and $6,000, respectively.
Investment options
All investment options are participant-directed. Participants may change their investment options daily.
Participant loans
Participants may borrow from their 401(k) and profit sharing fund accounts in various amounts as specified by the Plan. Loans must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years, or up to ten years for purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Loans of approximately $564,000 and $349,000 were granted during the years ended March 31, 2005 and 2004, respectively.
Administration
The Monro Muffler Brake, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested. The Trustee of the Plan’s assets is Investors Bank & Trust Company of Boston. The custodian is Diversified Investment Advisors.
Administrative expenses
Plan expenses are primarily paid by the Plan.
Benefit payments
Benefits are recorded when paid.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 2 — SUMMARY OF ACCOUNTING PRINCIPLES AND PRACTICES:
Basis of accounting
The financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.
Revenue recognition
Income on plan assets is accrued when earned, and gains or losses on the disposition of such assets are recorded when realized.
Valuation of investment assets
Plan assets are reported at fair market value measured by quoted prices in an active market as of the Plan year-end date. Mutual fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.
The Plan presents, in the Statement of Changes in Net Assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and uncertainties
Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 3 — INVESTMENTS:
The following table presents the fair values of investments held by the Plan’s trustees. Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified.

	March 31,
	2005	2004
Common stocks	$812,779	$693,509
Mutual funds
Stock Index	1,739,535	1,507,160
High Quality Bond	**	597,658
Intermediate Horizon SAF *	3,198,853	3,848,488
Intermediate/Long Horizon SAF *	2,415,812	1,884,388
Long Horizon SAF *	3,598,297	2,836,038
Value & Income	1,136,142	809,439
Growth & Income	969,197	806,064
Equity Growth	**	832,373
Special Equity	933,964	849,299
International Equity	992,347	756,957
Other	3,549,243	1,693,518

Total Mutual Funds	18,533,390	16,421,382

	$19,346,169	$17,114,891

*	SAF — Strategic Allocation Fund

**	Less than 5%
NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS:
The Plan held investments in Company securities with a fair value of approximately $813,000 and $693,000 as of March 31, 2005 and 2004, respectively.
NOTE 5 — BENEFIT OBLIGATIONS:
Benefit obligations for persons who have withdrawn from participation in the Plan were approximately $2,102,000 and $2,194,000 at March 31, 2005 and 2004, respectively.
NOTE 6 — FEDERAL INCOME TAX STATUS:
The Plan administrator has obtained a favorable determination letter from the Internal Revenue Service, which qualifies the Plan under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan has applied for a new determination letter prompted by a series of changes in the Code that affect qualified retirement plans.
NOTE 7 — RELATED PARTY TRANSACTIONS:
The Plan invests in shares of mutual funds managed by an affiliate of Diversified Investment Advisors. Diversified acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
Form 5500, Schedule H, Part IV, Question 4I – Schedule of Assets (Held at End of Year)
EIN # 16-0838627, Plan #001
March 31, 2005

	(b)	(c)
	Identity of Issuer,	Description of Investment, including	(c)	(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest,	Number of Units	Current
(a)	Similar Party	Collateral, Par or Maturity Value	or Principal	Value
*	Diversified Investment	Money Market Fund	62,541, Mutual Funds	$664,899

*	Diversified Investment	High Quality Bond Fund	56,696, Mutual Funds	648,039

*	Diversified Investment	Core Bond Fund	40,596, Mutual Funds	504,612

*	Diversified Investment	Stock Index	189,296, Mutual Funds	1,739,535

*	Diversified Investment	Value & Income Fund	47,084, Mutual Funds	1,136,142

*	Diversified Investment	Growth & Income Fund	51,718, Mutual Funds	969,197

*	Diversified Investment	Equity Growth Fund	49,233, Mutual Funds	897,524

*	Diversified Investment	Special Equity Fund	36,398, Mutual Funds	933,964

*	Diversified Investment	International Equity Fund	66,112, Mutual Funds	992,347

*	Diversified Investment	Short Horizon SAF	38,188, Mutual Funds	409,762

*	Diversified Investment	Short/Intermediate Horizon SAF	43,395, Mutual Funds	424,407

*	Diversified Investment	Intermediate Horizon SAF	281,341, Mutual Funds	3,198,853

*	Diversified Investment	Intermediate/Long Horizon SAF	205,952, Mutual Funds	2,415,812

*	Diversified Investment	Long Horizon SAF	355,563, Mutual Funds	3,598,297

*	Diversified Investment	Monro Stock Fund	23,866, Common Stock	812,779

				19,346,169

	Participant Loans

	Notes receivable maturing through March 2009 at 5.0% - 10.5%			845,739

				$20,191,908

*	Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Monro Muffler Brake, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro Muffler Brake, Inc.
AS ADMINISTRATOR OF
Monro Muffler Brake, Inc.
Profit Sharing Plan

DATE: September 27, 2005	By	/s/ Catherine D’Amico
Catherine D’Amico
Executive Vice President — Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit
23.1	Consent of Davie Kaplan Chapman & Braverman, PC, Independent Accountants, dated September 27, 2005